Exhibit 99.1

August 14, 2025

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, an Extraordinary General Meeting of Shareholders of ZOOZ Power Ltd. (the “Company”) to be held at the Company’s offices at 4B Hamelacha St., Lod, Israel, on Friday, September 19, 2025 at 4:00 PM (Israel time) (the “Meeting”) for the following purposes:

1.	To approve (A) the Subsequent Private Placement (as defined in the proxy statement) and related agreements, transactions and arrangements thereto, forming an integral part thereof, and (B) the amendment of Article 22.1 of the Company’s Articles of Association regarding the minimum and maximum number of directors in connection with the Subsequent Private Placement.

2.	To approve the issuance in excess of 19.99% of the Company’s outstanding Ordinary Shares (as defined below) in connection with the Private Placement (as defined in the proxy statement) at a price per Ordinary Share that is less than the “Minimum Price” under Listing Rule 5635(D) of the Nasdaq Stock Market LLC.

The Board of Directors of the Company in its composition prior to the Initial Closing, recommended that the shareholders vote “FOR” the proposed resolutions. Messrs. Cohen and Zheng have a personal interest in the foregoing proposed resolutions, and have therefore refrained from making a recommendation with respect to the proposed resolutions.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israel Securities Authority (the “ISA”).

Only shareholders of record at the close of business day on Thursday, September 4, 2025, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to vote at the Meeting and at any postponements or adjournments thereof. At such time, each issued and outstanding ordinary share of the Company, par value New Israeli Shekels 0.00286 per share (“Ordinary Share”), will be entitled to one vote upon each of the matters to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose Ordinary Shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices at 4B Hamelacha St., Lod, Israel, attention: Chief Financial Officer, together with an ownership certificate confirming his or her ownership of the Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she holds Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through a TASE member may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from such TASE member and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds the Ordinary Shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it as specified in this proxy statement.

Joint holders of Ordinary Shares should take note that, pursuant to Article 21.3 of the Articles of Association of the Company, subject to any applicable law, any joint holder of an Ordinary Share may vote at any meeting, in person or by proxy due to that share, as though they had been the only eligible shareholder. If more than one joint shareholder participates at the meeting in person or by proxy, the shareholder listed first in the shareholders register or the ownership certificate or another document as the Company’s Board of Directors determines for this purpose will vote due to that share, as applicable.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on September 18, 2025, or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10 AM (Israel time) on September 19, 2025).

By Order of the Board of Directors,
/s/ Avi Cohen
Avi Cohen
Executive Chairman of the Board of Directors
Lod, Israel
August 14, 2025